================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                          MOTOR CARGO INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                            UNION PACIFIC CORPORATION
                      (Names of Filing Persons (Offeror))

                         ------------------------------
                           Common Stock, No Par Value
                         (Title of Class of Securities)

                              --------------------
                                    619907108
                      (CUSIP Number of Class of Securities)

                               Carl W. von Bernuth
                     Senior Vice President, General Counsel
                                  and Secretary
                            Union Pacific Corporation
                                1416 Dodge Street
                                 Omaha, NE 68179
                                 (402) 271-5777

            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                                 With a copy to:

                              Paul T. Schnell, Esq.
                            Richard J. Grossman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                               New York, NY 10036
                             Telephone: 212-735-3000

                            CALCULATION OF FILING FEE
================================================================================
            Transaction Valuation*                Amount of Filing Fee
                 $82,564,834                           $16,512.97
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase (i) of a total of 6,473,140 shares of the outstanding common stock, no par value, of Motor Cargo Industries, Inc. at a purchase price of $12.10 per share and (ii) a total of 350,400 shares of Motor Cargo common stock subject to options that will be vested and exercisable as of the closing of this offer at a purchase price of $12.10 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $22,040.03       Filing Party: Union Pacific Corporation
     Form or Registration No.:  Form S-4       Date Filed:  October 31, 2001

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              [ X ]   third-party tender offer subject to Rule 14d-1.
              [__]    issuer  tender offer subject to Rule 13e-4.
              [__]    going-private transaction subject to Rule 13e-3.
              [__]    amendment to Schedule 13D under Rule 13d-2.

               Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

================================================================================

This Statement relates to the offer by Union Pacific Corporation
("Union Pacific"), a Utah corporation, to exchange each outstanding share of common stock of Motor Cargo, no par value (collectively, the "Shares"), for either (i) 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock"), or (ii) $12.10 in cash, at the election of the holder of each Share and upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001 (the "Preliminary Prospectus"), and in the related Letter of Election and Transmittal, incorporated herein by reference as Exhibit (a)(2), (which are herein collectively referred to as the "Offer").

Item 1.  Summary Term Sheet

     The information set forth in the sections of the Preliminary Prospectus is incorporated herein by reference as Exhibit (a)(1), entitled "Questions and Answers About the Proposed Acquisition" and "Summary" is incorporated herein by reference.

Item 2.  Subject Company Information

         (a) The name of the subject company is Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), and the principal executive offices are located at 845 West Center Street, North Salt Lake, Utah, 84054. Its telephone number at such offices is (801) 936-1111.

         (b) The information set forth in the section of the Preliminary Prospectus entitled "Summary" and on the cover page of the Preliminary Prospectus is incorporated herein by reference.

         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Preliminary Prospectus entitled "Comparative Stock Prices and Dividends" and is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

         (a), (b), (c) The information set forth in the sections of the Preliminary Prospectus entitled "Summary," "Information About Union Pacific" and Annex A to the Preliminary Prospectus is incorporated herein by reference. During the last five years, Union Pacific has not, and, to the best knowledge of Union Pacific, none of the directors or executive officers of Union Pacific have, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Terms of the Transaction.

         (a)(1)(i)-(viii), (x)-(xii) The information set forth in the sections of the Preliminary Prospectus entitled "Questions and Answers About the Proposed Acquisition," "Summary," "The Offer,"

"Description of Union Pacific Capital Stock" and "Comparison of Shareholder Rights" is incorporated herein by reference.

         (a)(1)(ix) Not applicable

         (a)(2)(i)-(vii) The information set forth set forth in the sections of the Preliminary Prospectus entitled "Questions and Answers About the Proposed Acquisition," "Summary," "Reasons for the Offer," "Background of the Offer," "The Offer" and "The Merger Agreement" is incorporated herein by reference.

Item 5.  Past Contacts, Transaction, Negotiations and Agreements

         (a) The information set forth in the sections of the Preliminary Prospectus entitled "The Offer--Relationship with Motor Cargo" is incorporated herein by reference.

         (b) The information set forth in the sections of the Preliminary Prospectus entitled "Background of the Offer" is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

         (a), (c)(1), (c)(3)-(7) The information set forth in the sections of the Preliminary Prospectus entitled "Summary," "Comparative Stock Prices and Dividends," "Reasons for the Offer," "Background of the Offer," "The Offer" and "The Merger Agreement" is incorporated herein by reference.

         (c)(2) None

Item 7.  Source and Amount of Funds or Other Consideration.

         (a), (b), (d) The information set forth in the sections of the Preliminary Prospectus entitled "The Offer--Source and Amount of Funds" is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

         Other than the interests disclosed in the information set forth in the sections of the Preliminary Prospectus entitled "Information About Union Pacific," "The Shareholder Agreements" and Annex A to the Preliminary Prospectus, which are incorporated herein by reference, none of Union Pacific, its subsidiaries or any of their officers and directors owns or has any interest in any Shares, nor have they engaged in any transactions with respect to the Shares in the past 60 days.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         The information set forth in the sections of the Preliminary Prospectus entitled "Questions and Answers About the Proposed Acquisition" and "The Offer--Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

         The information set forth in the sections of the Preliminary Prospectus entitled "Union Pacific Selected Consolidated Historical Financial Data" and "Comparative Per Share Data" and the financial statements in Union Pacific's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and March 31, 2001 and Union Pacific's Annual Report on Form 10-K for the year ended December 30, 2000 are incorporated herein by reference.

Item 11. Additional Information.

         The information set forth in the sections of the Preliminary Prospectus entitled "The Offer" and "The Shareholder Agreements" is incorporated herein by reference.

Item 12. Exhibits.

         (a)(1) Preliminary Prospectus, dated October 31, 2001, is incorporated herein by reference from Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(2) Letter of Election and Transmittal is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(3) Notice of Guaranteed Delivery is incorporated herein by reference to Exhibit 99.4 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to
                  Exhibit 99.5 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to Exhibit 99.6 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated herein by reference to
                  Exhibit 99.7 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(7) Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 is incorporated herein by reference to
                  Exhibit 99.1 Union Pacific's Current Report on Form 8-K dated October 16, 2001.

         (a)(8) Joint Press Release issued by Union Pacific and Motor Cargo on October 31, 2001.

         (d)(1) Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co. is incorporated herein by reference to Exhibit 2.1 to Union Pacific's Current Report on Form 8-K dated October 16, 2001.

         (d)(2) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Harold R. Tate is incorporated herein by reference to Exhibit 99.2 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

         (d)(3) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Marvin L. Freidland is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

         (g)      Not applicable.

         (h)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth, Esq.
                                           ------------------------------------
                                        Name:  Carl W. von Bernuth, Esq.
                                        Title: Senior Vice President,
                                               General Counsel and Secretary

Dated: October 31, 2001

                                  EXHIBIT INDEX


      Exhibit No.                          Exhibit Name
      -----------                          ------------
         (a)(1) Preliminary Prospectus, dated October 31, 2001, is incorporated herein by reference from Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(2) Letter of Election and Transmittal is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(3) Notice of Guaranteed Delivery is incorporated herein by reference to Exhibit 99.4 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to
                  Exhibit 99.5 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to Exhibit 99.6 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated herein by reference to
                  Exhibit 99.7 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

         (a)(7) Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 is incorporated herein by reference to
                  Exhibit 99.1 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001.

         (a)(8) Joint Press Release issued by Union Pacific and Motor Cargo on October 31, 2001

         (d)(1) Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co. is incorporated by reference to Exhibit 99.2 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001.

         (d)(2) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Harold R. Tate is incorporated herein by reference to Exhibit 99.2 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

         (d)(3) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Marvin L. Friedland is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

         (g)      Not applicable.
         (h)      Not applicable.